[LETTERHEAD OF CLIFFORD CHANCE US LLP]

August 3, 2009

Securities and Exchange Commission

Judiciary Plaza

100 F Street, NE

Washington, D.C.  20549

Attention:  Keith O’Connell, Division of Investment Management

Re:                             ALPS ETF Trust
File Numbers 811-22202 and 333-150859

Dear Mr. O’Connell:

Thank you for your oral comments on June 29, 2009 regarding the registration statement on Form N-1A for ALPS ETF Trust (the “Trust”), relating to The Commodity Producers Composite ETF, The Agricultural Producers ETF, The Energy Producers ETF, The Industrial Metals Producers ETF and The Precious Metals Producers ETF (the “Funds”), filed with the Securities and Exchange Commission (the “Commission”) on May 14, 2009.  Below, we describe the changes made to the registration statement in response to the Staff’s comments and provide any responses to or any supplemental explanations of such comments, as requested.  These changes will be reflected in Post-Effective Amendment No. 5 to the Trust’s registration statement, which will be filed via EDGAR on or about August 3, 2009.

Comment 1.          To the extent that the following comments relate to all Funds, please revise the Registration Statement accordingly.

Response 1:          Comment 1 is noted.

Prospectus

Comment 2.          Please provide the exact name and a further description of each Underlying Index.  State when each Underlying Index was created and who created it.  In the SEC Response Letter, please confirm that the Adviser and the Sub-Adviser will not have the ability to decide to change the composition of an Underlying Index or have any role in the changes made to the make-up of an Underlying Index.

Response 2:          The disclosure has been revised accordingly.  Each Underlying Index was developed by the Index Provider from January 2007 through July 2009.  Each Underlying Index will commence real-time calculation and broad dissemination of values prior to the date of commencement of operations of the Fund.  The Adviser and the Sub-Adviser are not affiliated with the Index Provider for the Funds and do not have the ability to decide to change the composition of an Underlying Index or have any role in the changes made to the make-up of an Underlying Index.

Primary Investment Strategies

Comment 3.          Please clarify that the Composite Fund will invest in securities and is not a fund of funds.

Response 3:          The disclosure has been revised accordingly.

Comment 4.          Include a description of the market capitalization size of the companies in which the Funds intend to invest.

Response 4:          The disclosure has been revised accordingly.

Comment 5.          Please clarify the following sentence:  There may also be instances in which the Sub-Adviser may choose to overweight another security in the Underlying Index, purchase (or sell) securities not in the Underlying Index which the Sub-Adviser believes are appropriate to substitute for one or more Underlying Index components or utilize various combinations of other available investment techniques, in seeking to accurately track the Underlying Index.

Response 5:          The disclosure has been revised accordingly.

Index Description and Methodology

Comment 6.          Disclose the meaning of “free float.”

Response 6:          The disclosure has been revised accordingly.  “Free float” refers to the number of shares not held by corporate insiders that are freely tradable in the public market or markets on which a company’s securities are listed.

Comment 7.          Please include a description of each sector in this section.

Response 7:          The disclosure has been revised accordingly.

Comment 8.          Please note what portion of each Underlying Index is expected to be invested in non-U.S. securities.

Response 8:          The disclosure has been revised accordingly.

Comment 9.          Please clarify how the division of each of the five sectors will be accomplished in the Composite Fund and whether that may change over time.

Response 9:          The disclosure has been revised accordingly.

Comment 10.        Please clarify the inclusion of “traits” in the examples of agricultural products.

Response 10:        “Traits” are seed characteristics attained through genetic modification.  The disclosure has been revised accordingly.

Comment 11.        In the SEC Response Letter, please explain why the production and distribution of equipment should be deemed to be an agricultural producer.

Response 11:        The disclosure has been clarified to state that a company involved in the production and distribution of agricultural equipment would be included in the Underlying Index.  Agricultural equipment, such as tractors, harvesters and irrigation systems, are essential to modern agriculture.  They are therefore a primary input in agricultural production.

Statement of Additional Information

Comment 12.        Please describe what the limitations under the Investment Company Act of 1940 are with respect to investments in senior securities.

Response 12:        The disclosure has been revised accordingly.

*  *  *  *  *  *  *  *

As you have requested and consistent with SEC Release 2004-89, on behalf of the Trust we hereby acknowledge that:

•                                          the Trust is responsible for the adequacy and accuracy of the disclosure in the filing;

•                                          should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•                                          the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Trust from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•                                          the Trust may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you would like to discuss any of these responses in further detail or if you have any questions, please feel free to contact Stuart M. Strauss of Clifford Chance US LLP at (212) 878-4931 or Allison M. Harlow of Clifford Chance US LLP at (212) 878-4988.  Thank you.

Best regards,

/s/ Stuart M. Strauss